March 21, 2006

Room 3561

Mr. James H. Jenkins
Popular ABS, Inc.
103 Springer Building
3411 Silverside Road
Wilmington, DE 19810

	Re:	Popular ABS, Inc.
		Amendment No. 2 to Registration Statement on Form S-3
		Filed March 9, 2006
		File No. 333-129704

Dear Mr. Jenkins:

      We have reviewed your responses to the comments in our letter dated March 2, 2006 and have the following additional comments.
Please note that all page references below correspond to the marked courtesy copies provided by counsel.

Prospectus Supplement

Description of the Certificates, page 27

1. While we note your response to comment 3 of our letter dated
March
2, 2006, please further confirm that in no event will interest on the securities be based on a securities or commodities index.

Base Prospectus

Cross-Collateralization, page 43

2. While we note the revisions you have made in response to comment 4 of our letter dated March 2, 2006, the disclosure in the third full paragraph on page 46 indicates that coverage provided by one or more forms of credit enhancement may apply concurrently to two or more separate issuing entities until the credit enhancement is exhausted.
Please explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund for purposes of providing or maintaining credit enhancement for a separate trust.

Pooling and Servicing Agreement

3. We note that your definition of "Servicing Criteria" refers to the servicing criteria set forth in Item 1122(d) of Regulation AB but also appears to allow such criteria to be changed based on the agreement of the parties in response to evolving interpretations of
Regulation AB. As it is unclear whether you are referring to staff interpretations or interpretations of others, such as counsel, please remove this qualifying language or revise to clearly state that you will comply with the requirements of Regulation AB. Additionally, we note your disclosure in both the pooling and servicing agreement and the registration statement indicating that copies of the reports required by Items 1122 and 1123 of Regulation AB may be obtained by contacting the servicer. Please confirm that you will file such reports with your Form 10-K.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (215) 564-8120
	Mr. David H. Joseph, Esq.
	Stradley, Ronon, Stevens & Young, LLP
	Telephone: (215) 564-8000
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Mr. James H. Jenkins
Popular ABS, Inc.
March 21, 2006
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